Exhibit 99.1

Stantec

2014 Second Quarter Report

Three and Six Months Ended June 30, 2014, and 2013

Design with community in mind

STN
TSX·NYSE

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 14,000 employees working in over 230 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

i	Report To Shareholders

Management’s Discussion and Analysis

M–1	Core Business and Strategy

M–2	Results

M–17	Summary of Quarterly Results

M–20	Liquidity and Capital Resources

M–23	Other

M–25	Outlook

M–27	Critical Accounting Estimates, Developments, and Measures

M–28	Controls and Procedures

M–28	Risk Factors

M–28	Subsequent Events

M–29	Caution Regarding Forward-Looking Statements

Unaudited Interim Condensed Consolidated Financial Statements

F–1	Consolidated Statements of Financial Position

F–2	Consolidated Statements of Income

F–3	Consolidated Statements of Comprehensive Income

F–4	Consolidated Statements of Shareholders’ Equity

F–5	Consolidated Statements of Cash Flows

F–6	Notes to the Unaudited Interim Condensed Consolidated Financial Statements

IBC	Shareholder Information

Report to Shareholders

Second Quarter 2014

As we move into the second half of the year, Stantec’s performance continues to meet expectations and deliver solid results. For this, we recognize our hardworking employees who continue to provide creative solutions that build strong, local communities.

•	Our gross revenue increased 11.8% to $633.8 million in Q2 14 from $566.7 million in Q2 13
•	Our net income increased 22.4% to $44.3 million in Q2 14 from $36.2 million in Q2 13
•	Our diluted earnings per share increased 20.5% to $0.94 in Q2 14 from $0.78 in Q2 13
•	We continued to execute our disciplined acquisition strategy by closing the acquisition of four firms in Q2 14

The Company’s positive performance in the quarter and year to date is a result of sustained activity throughout the organization and organic growth in our Energy & Resources and Infrastructure business operating units. For the first half of the year, our gross revenue grew organically by 4.7%.

Subsequent to the quarter end, we declared a dividend of $0.185 per share, payable on October 16, 2014, to shareholders of record on September 26, 2014.

Our Company closed four acquisitions in Q2 14, successfully executing on our consistent, disciplined acquisition strategy with the addition of JBR Environmental Consultants, Inc.; Group Affiliates Inc. (SHW); Wiley Engineering, Inc.; and USKH Inc., adding over 580 employees in the quarter, and 1,140 employees to the Company year to date. We are seeing the resulting growth from our acquisition strategy in both our depth of services and market reach, particularly in the western United States, the Midwest and Mid-Atlantic states, as well as the resource-rich northern areas of North America. This growth further strengthens our Company’s capacity to deliver results with more than 14,000 employees in over 230 locations across North America and internationally.

To achieve our purpose of creating communities, we provide Stantec’s expertise and services across three business operating units: Buildings, Energy & Resources, and Infrastructure.

In our Buildings business operating unit, our diverse business model, together with global recognition of our expertise, allows the Company to secure projects, despite a slow recovery in this market. A notable project awarded to us this quarter is to perform architecture and engineering design in support of the build-out of an inspection and secondary packaging area for a drug manufacturer in the San Francisco Bay area in California.

In our Energy & Resources business operating unit, on a year-to-date basis, we have experienced growth in all of our sectors, primarily in Oil & Gas. Our Company continues to benefit from a reputation as a top integrated provider of midstream services—a market that remains very active in Canada and presents opportunities as it emerges in the United States.

i

In our Infrastructure business operating unit, our reputation for expertise and our strengthened presence in the United States continues to provide opportunities in both the development of new infrastructure and the renewal of aging facilities and roadways. For example, in the quarter, we secured work on the City of Atlanta’s Raw Water Delivery System project where a tunnel, raw-water-filled quarry, and related facilities will provide operational flexibility to the city’s existing transmission mains. We are proud to recognize this project will be one of the largest design-build tunnels ever designed in North America.

Our outlook is to end the year with moderate-to-strong organic gross revenue growth. Our continued positive results for the first half of the year demonstrate our drive to achieve results for our shareholders. This is evident in the disciplined execution of our strategies across the Company—including acquisitions, client relationship management, and community engagement—resulting in our sustained organic revenue growth.

As we move forward in 2014, I would like to thank our employees who deliver on Stantec’s promise to design with community in mind, our clients who entrust us with their projects, and we thank you, our shareholders, for your continued confidence in Stantec.

Bob Gomes, P.Eng.

President & CEO

August 6, 2014

ii

Management’s

Discussion and Analysis

August 6, 2014

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended June 30, 2014, dated August 6, 2014, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended June 30, 2014; the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2013 Annual Report; and the Report to Shareholders contained in our 2014 Second Quarter Report. Our unaudited interim consolidated financial statements and related notes for the quarter ended June 30, 2014, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as those used in 2013.

All amounts shown in this report are in Canadian dollars unless otherwise indicated. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

Core Business and Strategy

Our Company provides professional consulting services—in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—for infrastructure and facilities projects. By integrating our expertise in these areas across North American and international locations, we are able to provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our business objective is to be a top 10 global design firm, and our focus is to provide professional services in the infrastructure and facilities market, principally on a fee-for-service basis, while participating in various models of alternative project delivery. To realize our business objective, we plan on achieving a compound average growth rate of 15% through a combination of organic and acquisition growth, while also providing dividend returns for our shareholders. Our core business and strategy and the key performance drivers and capabilities required to meet our business objective have not changed in the second quarter of 2014 from those described on pages M-3 to M-14 of our 2013 Annual Report and are incorporated here by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Results

Overall Performance

Highlights for Q2 14

We achieved solid results for the second quarter of 2014. Compared to the second quarter of 2013, our gross revenue increased by 11.8%, from $566.7 to $633.8 million; EBITDA increased 18.1%, from $66.2 to $78.2 million; net income increased by 22.4%, from $36.2 to $44.3 million; and diluted earnings per share increased 20.5%, from $0.78 to $0.94.

Our results were positively impacted by an increase in revenue because of acquisitions completed in 2013 and 2014 and by strong organic growth in our Energy & Resources and Infrastructure business operating units. Strong growth occurred in our Water sector and in our Community Development sector which benefited from the active energy sector. Overall activity in our Oil & Gas sector, particularly in the midstream industry, remained strong, although at a reduced pace of growth compared to Q1 14 due to the winding down of certain terminal projects. Organic growth occurred in our Canadian and International operations when comparing gross revenue in Q2 14 to Q2 13. The slight retraction in the United States was mostly due to a softened buildings sector, and harsh weather conditions in Q1 14 caused a slower-than-expected ramp-up on projects. Our results were also positively impacted by an increase in gross margin—from 54.2% in Q2 13 to 54.7% in Q2 14—and a reduction in our administrative and marketing expenses as a percentage of net revenue—from 40.0% in Q2 13 to 39.9% in Q2 14. Our bottom line was also positively impacted by a decrease in net interest expense and amortization of intangible assets.

The following table summarizes key financial data for Q2 14 and Q2 13 and for the first two quarters of 2013 and 2014:

	Quarter Ended June 30				Two Quarters Ended June 30

(In millions of Canadian dollars, except per share amounts and %)	2014	2013	$ Change	% Change	2014	2013	$ Change	% Change

Gross revenue (note 1)	633.8	566.7	67.1	11.8%	1,207.7	1,079.9	127.8	11.8%
Net revenue (note 1)	530.2	469.4	60.8	13.0%	1,011.5	896.3	115.2	12.9%
EBITDA (note 2)	78.2	66.2	12.0	18.1%	140.2	121.0	19.2	15.9%
Net income	44.3	36.2	8.1	22.4%	77.8	64.6	13.2	20.4%
Earnings per share – basic	0.95	0.78	0.17	21.8%	1.67	1.40	0.27	19.3%
Earnings per share – diluted	0.94	0.78	0.16	20.5%	1.65	1.39	0.26	18.7%
Cash dividends declared per common share	0.185	0.165	0.02	12.1%	0.37	0.33	0.04	12.1%

Cash flows
From operating activities	18.6	39.2	(20.6)	n/m	15.0	39.8	(24.8)	n/m
Used in investing activities	(54.8)	(29.7)	(25.1)	n/m	(113.8)	(40.2)	(73.6)	n/m
From (Used in) financing activities	34.7	(13.1)	47.8	n/m	73.6	(18.1)	(91.7)	n/m

n/m = not meaningful

note 1: Gross revenue and net revenue are additional IFRS measures as discussed in the Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section (the “Definitions section”) of our 2013 Annual Report. The Definitions section is incorporated here by reference.

note 2: EBITDA is a non-IFRS measure and is calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment, as further discussed in the Definitions section of our 2013 Annual Report.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

The following highlights key activities and initiatives undertaken in the quarter ended June 30, 2014:

•	During the quarter, gross revenue grew organically by 3.7%, and net revenue grew organically by 4.5%. This growth was caused primarily by increased activity in our Oil & Gas, Community Development, and Water sectors. Our Canadian and International operations experienced organic gross revenue growth. Organic gross revenue in our US operations retracted 1.0% compared to Q2 13 and grew 1.9% on a net revenue basis. Year to date our gross revenue grew organically by 4.7% and 5.5% on a net revenue basis. Organic gross revenue in our US operations retracted 2.8% year to date compared to 2013 and grew 0.9% on a net revenue basis.

•	Our contract backlog grew 12.5%, from $1.6 billion at March 31, 2014, to $1.8 billion at June 30, 2014. (Backlog is a non-IFRS measure further discussed in the Definitions section of our 2013 Annual Report.)

•	On May 9, 2014, we acquired certain assets and liabilities, and the business of JBR Environmental Consultants, Inc. (JBR), adding about 140 staff to our Company. Based in Salt Lake City, Utah, JBR has additional offices in Idaho, Montana, Colorado, Nevada, Oregon, Washington, and Arizona. The addition of JBR increases the depth of our services in various market sectors, including manufacturing, oil and gas, mining, and power generation and transmission.

•	On May 23, 2014, we acquired all the shares and business of Group Affiliates Inc. (SHW), which added approximately 300 staff to our Company. SHW has offices in Dallas, Austin, Houston, and San Antonio, Texas; Detroit, Michigan; Baltimore, Maryland; Washington, DC; and Charlottesville, Virginia. SHW provides architectural, interior design, planning, and engineering services to higher education and K-12 clients. The addition of SHW diversifies and expands our Buildings practice in the United States.

•	On June 6, 2014, we acquired certain assets and liabilities, and the business of Wiley Engineering, Inc. (Wiley), which added 14 staff to our Company. Wiley is based in Marietta, Georgia, and provides automation, electrical, and instrumentation engineering services to oil and gas, mining, power, and other industrial sectors.

•	On June 27, 2014, we acquired all the shares and business of USKH Inc. (USKH), adding approximately 130 staff to our Company. USKH is based in Anchorage, Alaska, and has additional offices in Juneau, Fairbanks, and Wasilla, Alaska; Spokane, Walla Walla, and Ferndale, Washington; and Billings, Montana. The addition of USKH enables us to provide locally based infrastructure, building, and geospatial services in Alaska and expand our presence in the Pacific Northwest.

•	On May 14, 2014, we declared a dividend of $0.185 per share, payable on July 17, 2014, to shareholders of record on June 27, 2014. Subsequent to the quarter end, we declared a dividend of $0.185 per share, payable on October 16, 2014, to shareholders of record on September 26, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Results Compared to 2014 Targets

In the Management’s Discussion and Analysis in our 2013 Annual Report, we established various ranges of expected performance for fiscal year 2014. The following table indicates our progress toward these targets:

Measure	2014 Target Range	Actual Q2 14 YTD Results Achieved
Gross margin as % of net revenue	Between 54% and 56%	54.5% ✓
Administrative and marketing expenses as % of net revenue	Between 40% and 42%	40.7% ✓
EBITDA as % of net revenue (notes 1 and 4)	Between 13% and 15%	13.9% ✓
Net income as % of net revenue	At or above 6%	7.7% ✓
Effective income tax rate	At or below 28.5%	27.5% ✓
Return on equity (notes 2 and 4)	At or above 14%	17.9% ✓
Net debt to EBITDA (notes 1,3, and 4)	Below 2.5	0.9 ✓

This table and the discussion paragraph below contain forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.

note 1: EBITDA as a percentage of net revenue is calculated as EBITDA divided by net revenue. EBITDA is calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment.

note 2: Return on equity is calculated as net income for the last four quarters, divided by the average shareholders’ equity over each of the last four quarters.

note 3: Net debt to EBITDA is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA for the last four quarters.

note 4: Return on equity, EBITDA as a percentage of net revenue, and net debt to EBITDA are non-IFRS measures (discussed in the Definitions section of our 2013 Annual Report).

✓  Met or performed better than target.

At the end of Q2 14, we met all of our targets.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount for each key operating result:

	Quarter Ended June 30			Two Quarters Ended June 30
	Percentage of Net Revenue		Percentage Increase (Decrease) *	Percentage of Net Revenue		Percentage Increase (Decrease) *
	2014	2013	2014 vs. 2013	2014	2013	2014 vs. 2013

Gross revenue	119.5%	120.7%	11.8%	119.4%	120.5%	11.8%
Net revenue	100.0%	100.0%	13.0%	100.0%	100.0%	12.9%
Direct payroll costs	45.3%	45.8%	11.7%	45.5%	45.9%	11.7%
Gross margin	54.7%	54.2%	14.0%	54.5%	54.1%	13.8%
Administrative and marketing expenses	39.9%	40.0%	12.8%	40.7%	40.5%	13.4%
Depreciation of property and equipment	1.7%	1.6%	19.5%	1.8%	1.7%	20.0%
Amortization of intangible assets	1.1%	1.3%	(7.9%)	1.1%	1.3%	(7.4%)
Net interest expense	0.4%	0.5%	(4.3%)	0.4%	0.5%	(19.6%)
Other net finance expense	0.2%	0.2%	n/m	0.1%	0.2%	n/m
Share of income from joint ventures and associates	(0.1%)	(0.1%)	50.0%	(0.2%)	(0.1%)	133.3%
Foreign exchange loss	0.0%	0.0%	n/m	0.0%	0.0%	n/m
Other income	0.0%	0.0%	n/m	0.0%	0.0%	n/m
Income before income taxes	11.5%	10.7%	22.2%	10.6%	10.0%	20.3%
Income taxes	3.1%	3.0%	21.7%	2.9%	2.8%	19.8%
Net income	8.4%	7.7%	22.4%	7.7%	7.2%	20.4%

 n/m = not meaningful

 * Percentage increase (decrease) calculated based on the dollar change from the comparable period.

The following sections outline specific factors that affected the results of our operations in the second quarter of 2014 and should be read in conjunction with our unaudited interim consolidated financial statements for the quarter ended June 30, 2014.

Gross and Net Revenue

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in our gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

Revenue earned by acquired companies in the first 12 months following acquisition is initially reported as revenue from acquisitions and thereafter reported as organic revenue.

All business operating units generate a portion of gross revenue in the United States. The value of the Canadian dollar averaged US$0.92 in Q2 14 compared to US$0.98 in Q2 13, representing a 6.1% decrease. The weakening of the Canadian dollar had a positive effect on the revenue reported in Q2 14 compared to Q2 13. Fluctuations in other foreign currencies did not have a material impact on our revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Our contract backlog grew from $1.6 billion at March 31, 2014, to $1.8 billion at June 30, 2014. A significant majority of this increase resulted from recent project wins and acquisitions completed year to date. We define backlog as the total value of secured work that has not yet been completed where we have an executed contract and a notice to proceed on the contract. Only approximately the first 12 to 18 months of the total value of secured work of a project is included in work backlog.

The following tables summarize the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue:

Gross Revenue (In millions of Canadian dollars)	Quarter Ended June 30 2014 vs . 2013	Two Quarters Ended June 30 2014 vs . 2013

Increase due to
Acquisition growth	31.8	42.9
Organic growth	21.0	50.9
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	14.3	34.0

Total net increase in gross revenue	67.1	127.8
Net Revenue (In millions of Canadian dollars)	Quarter Ended June 30 2014 vs . 2013	Two Quarters Ended June 30 2014 vs . 2013

Increase due to
Acquisition growth	28.6	38.8
Organic growth	21.0	49.7
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	11.2	26.7

Total net increase in net revenue	60.8	115.2

The increase in acquisition gross and net revenue in Q2 14 compared to Q2 13 resulted from revenue earned in Q2 14 that was attributed to the acquisitions listed in the Gross Revenue by Region and Gross Revenue by Business Operating Unit sections that follow. We experienced increases in organic gross revenue in Q2 14 compared to Q2 13 in our Canadian and International regions and in our Energy & Resources and Infrastructure business operating units, as described in these sections.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Gross Revenue by Region

The following charts and table summarize gross revenue and gross revenue growth in our three regions—Canada, United States, and International:

Gross Revenue by Region
(In millions of Canadian dollars)	Quarter Ended June 30, 2014	Quarter Ended June 30, 2013	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	347.1	326.3	20.8	2.2	18.6	n/a
United States	263.0	221.3	41.7	29.6	(2.2)	14.3
International	23.7	19.1	4.6	-	4.6	-

Total	633.8	566.7	67.1	31.8	21.0	14.3
n/a = not applicable

(In millions of Canadian dollars)	Two Quarters Ended June 30, 2014	Two Quarters Ended June 30, 2013	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	667.9	610.2	57.7	4.4	53.3	n/a
United States	491.2	430.6	60.6	38.5	(11.9)	34.0
International	48.6	39.1	9.5	-	9.5	-

Total	1,207.7	1,079.9	127.8	42.9	50.9	34.0
n/a = not applicable

Total gross revenue was positively impacted by the acquisitions completed in 2013 and 2014, by organic growth, and by the weakening of the Canadian dollar in Q2 14 compared to Q2 13.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Following are the acquisitions completed in 2013 and 2014 that impacted specific regions year to date:

—	Canada: Ashley-Pryce Interior Designers Inc. (AP/ID) (May 2013); JDA Architects Limited (JDA) (November 2013); and Cambria Gordon Ltd. (CGL) (November 2013)
—	United States: IBE Consulting Engineers, Inc. (IBE) (May 2013); Roth Hill, LLC (Roth Hill) (June 2013); Williamsburg Environmental Group, Inc. and Cultural Resources, Inc. (WEG) (January 2014); Processes Unlimited International, Inc. (ProU) (March 2014); JBR Environmental Consultants, Inc. (JBR) (May 2014); Group Affiliates Inc. (SHW) (May 2014); Wiley Engineering, Inc. (Wiley) (June 2014); and USKH Inc. (USKH) (June 2014)

Canada

Gross revenue in our Canadian operations increased by 6.4% in Q2 14 compared to Q2 13 and by 9.5% year to date in 2014 compared to 2013, mainly because of organic growth. A large part of this increase resulted from our Oil & Gas and Water sectors and in our environmental services practice.

During the first two quarters of 2014, we saw continued activity in the western Canadian energy and resource markets. Increased demand for energy, coupled with stable oil and improving natural gas prices, continues to support the desire to transport Canadian oil and gas products for export. This generates opportunities for interprovincial pipelines and associated facilities, where we continue to provide environmental and engineering services to private sector clients. Infrastructure investment by both public and private clients also generated positive organic revenue growth across a number of our sectors, including Water and Community Development.

In the public sector, federal and provincial budgets maintained stable levels for infrastructure funding. Recent federal regulatory approvals continue to support pipeline enhancements and expansions. The public-private partnership (P3) model continued to be supported, with new P3 projects being released, particularly in Ontario and British Columbia. Increasingly, P3s were pursued at the municipal level.

United States

Gross revenue in our US operations increased by 18.8% in Q2 14 compared to Q2 13 and by 14.1% year to date in 2014 compared to 2013. These increases were due to acquisition growth and to foreign exchange because the US dollar strengthened compared to the Canadian dollar. These increases were partly offset by a 1.0% organic gross revenue retraction in Q2 14 compared to Q2 13 and by a 2.8% year-to-date retraction in 2014 compared to 2013. An organic year-to-date retraction occurred primarily in our Buildings business operating unit, in environmental services, and in our Oil & Gas, Mining, and Transportation sectors.

Generally, year-to-date organic gross revenue retraction in the United States was in part due to harsh winter conditions in the beginning of 2014, particularly in the Midwest and Northeast, which resulted in project delays and additional time to complete work in progress. Nonetheless, environmental services and our Transportation sector regained momentum for the season, ending with flat organic growth in Q2 14 compared to Q2 13. The public sector is still characterized by uncertainty in the political and regulatory environment, notably at the federal level. Indecision about implementing the Patient Protection and Affordable Care Act impacted our clients’ long-term capital plans and, overall, increased competition in the buildings market, resulting in a reduction of activity in our Buildings business operating unit. Uncertainty in emissions and environmental regulations has affected clients in power and in energy and resources. Although there is a backlog of work in the transportation market, public sector budgets remained tight. Our Transportation sector’s organic revenue retracted in the eastern states, mainly due to the completion of major projects. In response to fiscal constraints, Alternative Project Delivery approaches continue to emerge in the United States.

In the private sector, the housing market is beginning to show signs of a slow recovery, specifically in the southern United States. We completed certain mining projects in the latter half of 2013; replenishing our backlog has been slow because of the global softening in the mining sector.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

International

Gross revenue in our International operations increased by 24.0% in Q2 14 compared to Q2 13 and by 24.3% year to date in 2014 compared to 2013. This increase resulted from organic growth, particularly in the Middle East, and from projects in Indonesia. The volume of projects year to date compared to the same period in 2013 increased in both our Buildings and Energy & Resources business operating units, predominately for private sector clients. In our Mining sector, our top-tier expertise in underground engineering enabled us to continue working for major global clients—in spite of a general slowdown in the mining industry. Organic growth was positively impacted by hospital, education, and institutional projects that were recently secured in both the Middle East and United Kingdom.

Gross Revenue by Business Operating Unit

The following charts and table summarize gross revenue and gross revenue growth in our three business operating units—Buildings, Energy & Resources, and Infrastructure:

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Gross Revenue by Business Operating Unit
	Quarter Ended June 30
(In millions of Canadian dollars, except %)	2014	% of Consulting Services Gross Revenue	2013	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2014 vs. 2013

Buildings	126.2	19.9%	122.5	21.6%	3.0%
Energy & Resources	288.4	45.5%	248.4	43.8%	16.1%
Infrastructure	219.2	34.6%	195.8	34.6%	12.0%
Total	633.8	100.0%	566.7	100.0%	11.8%
Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.
	Two Quarters Ended June 30
(In millions of Canadian dollars, except %)	2014	% of Consulting Services Gross Revenue	2013	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2014 vs. 2013

Buildings	249.5	20.7%	244.7	22.7%	2.0%
Energy & Resources	535.3	44.3%	457.4	42.3%	17.0%
Infrastructure	422.9	35.0%	377.8	35.0%	11.9%
Total	1,207.7	100.0%	1,079.9	100.0%	11.8%
Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

As indicated above, gross revenue was impacted by acquisitions, organic growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by business operating unit is summarized in the following table:

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Gross Revenue by Business Operating Unit
	Quarter Ended June 30, 2014 vs. 2013

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	3.7	7.2	(6.2)	2.7
Energy & Resources	40.0	23.2	13.1	3.7
Infrastructure	23.4	1.4	14.1	7.9

Total	67.1	31.8	21.0	14.3
Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.
	Two Quarters Ended June 30, 2014 vs. 2013

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	4.8	9.8	(11.7)	6.7
Energy & Resources	77.9	30.2	39.1	8.6
Infrastructure	45.1	2.9	23.5	18.7
Total	127.8	42.9	50.9	34.0
Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

The following lists the acquisitions completed in 2013 and 2014 that impacted specific business operating units year to date:

—	Buildings: AP/ID (May 2013); IBE (May 2013); JDA (November 2013); SHW (May 2014); and USKH (June 2014)
—	Energy & Resources: CGL (November 2013); WEG (January 2014); ProU (March 2014); JBR (May 2014); and Wiley (June 2014)
—	Infrastructure: Roth Hill (June 2013) and USKH (June 2014)

Buildings

The Buildings business operating unit had a 5.1% organic gross revenue retraction in Q2 14 compared to Q2 13 and a 4.8% retraction year to date. The year-to-date organic retraction was partly offset by a 2.7% increase attributed to foreign exchange since the US dollar strengthened compared to the Canadian dollar. We had organic revenue growth internationally. The organic gross revenue retraction occurred in Canada and the United States year to date, although Canada showed slight positive growth in the second quarter. The retraction year to date resulted from the soft buildings market, intense competition, and reduced availability of funding for public sector projects. The Buildings business operating unit continues to align staffing levels with workload.

The majority of revenue for our Buildings business operating unit is generated from our key sectors of Healthcare, Commercial, and Industrial Buildings. We are seeing increased opportunities in the education sector across Canada, especially in the areas of science, technology, engineering, and mathematics facilities. For example, we recently secured work as the prime consultant on a new science and academic building to enhance research, learning, community engagement, and outreach for the University of Lethbridge in Alberta. In association with KPMB Architects, we are

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

providing architectural, interior design, LEED, and civil engineering services. Residence and mixed-use developments associated with colleges and universities continue to trend toward design-build and private financing delivery models.

In Canada, the year-to-date retraction in gross revenue resulted from the retraction experienced in Q1 14 compared to Q1 13, which was in part offset by slight organic growth in Q2 14. The retraction was partly a result of our substantially completing the rollout of certain cross-country retail programs with national retail and commercial clients during the latter half of 2013. The growth in Q2 14 occurred partly because of the recognition of contract revenue from a success fee earned on a major project. In particular, opportunities for P3 projects continued, despite public funding constraints and increased international competition.

In the United States, the year-to-date retraction in organic gross revenue was mainly due to increased competition and indecision about implementing the Patient Protection and Affordable Care Act, resulting in a reduction in education and healthcare projects. As well, because of industry consolidation and increased competition, revenue from our bio-pharm clients has declined. However, we continue to secure projects in this area, such as the recently awarded project to perform architecture and engineering design to support the build-out of an inspection and secondary packaging area for a drug manufacturer in the San Francisco Bay area in California. Recent projects secured in the Middle East increased our International healthcare and education portfolios.

Energy & Resources

The Energy & Resources business operating unit had 5.3% organic gross revenue growth in Q2 14 compared to Q2 13 and 8.5% organic gross revenue growth year to date in 2014 compared to 2013. We saw a reduced pace of growth in Q2 14 compared to Q1 14, primarily in our Oil & Gas sector due to the winding down of certain terminal projects; however, overall activity levels remain strong. Also, the global weakness in the mining sector caused a retraction in our mining operations in Q2 14 compared to Q2 13. On a year-to-date basis, we experienced growth in all of our Energy & Resources sectors, especially in Oil & Gas; this growth occurred mainly in Canadian midstream pipeline and facilities activities where we continued to work for large national clients. Benefiting from robust oil and gas activity, our environmental services revenue also experienced year-to-date growth compared to the same period in 2013. Our Power sector continues to grow, primarily in Canada.

Our Oil & Gas sector and related environmental services accounted for over three-quarters of our Energy & Resources gross revenue year to date. Increases in global energy demand and production are driving the need for supporting infrastructure, including storage, processing facilities, and pipelines. Because of our diverse project expertise and depth of experience, we are recognized as a top integrated provider of midstream services. This recognition helped us to continue to secure engineering and environmental services projects during the first half of 2014 for large national clients on major oil and gas export pipelines in Canada. In the United States, where our oil and gas presence is emerging, we experienced a decline in revenue year to date compared to the same period in 2013. This occurred because of the harsher-than-usual winter and a longer ramp-up for the seasonally strong months during spring and summer. However, we believe this situation will improve in future quarters, especially with the recent acquisition of ProU.

Our Power sector had growth year to date compared to the same period in 2013, despite signs of a general slowdown in the power industry affecting both public and private sector clients. In the United States, organic gross revenue is flat year to date compared to the same period in 2014. We grew in Canada, where we are seen as a top provider of strategic regulatory and environmental scoping for power projects. Resource extraction activity in the western part of Canada is driving new transmission and distribution projects. We are still securing opportunities in eastern Canada. For example, during the quarter, we secured a contract for the detailed civil, structural, mechanical, and electrical engineering and the associated project management for the installation of a 115-megawatt combustion turbine at Holyrood Generation Station in Holyrood, Newfoundland.

Our Mining sector had moderate growth year to date compared to the same period in 2013, despite a retraction in Q2 14 compared to Q2 13. This growth occurred in Canada and internationally due to continued work with major global clients and was partly offset by a decline in our US Mining sector. Weakening commodity prices and, in some cases, excess

MANAGEMENT’S DISCUSSION AND ANALYSIS

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STANTEC INC. (UNAUDITED)

supply, have resulted in global softening in mining. Companies are tightening capital investment, scaling back expansion plans and exploration, or ceasing development. But because of our strong relationships with repeat clients, diversified commodities exposure, ability to provide services at the front end, and detailed design and construction management, we continued to secure projects. To illustrate, in the quarter, we secured a deep-level mining project to scope out the best method to use to mine the deposit located below the Craig-Onaping mine. This is a large nickel and copper deposit located far below the earth’s surface in Sudbury, Ontario.

Infrastructure

The Infrastructure business operating unit had 7.2% organic gross revenue growth in Q2 14 compared to Q2 13 and 6.2% organic gross revenue growth year to date in 2014 compared to 2013. This growth occurred in our Community Development and Water sectors and was partly offset by a retraction in our Transportation sector.

Our Water sector had strong organic gross revenue growth year to date compared to 2013. Growth in both Canada and the United States was partly due to the engineering and architectural work we added in mid-2013 on the major PCCP Constructors joint venture project in New Orleans for the US Army Corps of Engineers. Our Water business is also benefiting from the robust energy sector. As well, there is ongoing demand for our services because of rehabilitation required on aging infrastructure and regulatory requirements such as the consent decrees in the United States that mandate municipalities to upgrade their water and wastewater facilities. During the quarter, we continued to secure significant water projects. For example, we secured work on the City of Atlanta’s Raw Water Delivery System where a tunnel, raw-water-filled quarry, and appurtenant facilities will provide operational flexibility to the city’s existing transmission mains. This will be one of the largest design-build tunnels ever designed in North America. We will provide 30% of the design, plus services for the permitting, modeling, cost estimating, scheduling, prequalification, and tendering assistance. Also in the quarter, we secured a project where we are the lead consultant providing multidisciplinary architecture and engineering services for the construction of a new advanced biological nutrient removal wastewater treatment plant in the city of Regina, Saskatchewan. This is one of the first large-scale P3 projects for wastewater in Canada.

Our Transportation sector experienced organic gross revenue retraction year to date compared to 2013. Over two-thirds of our Transportation revenue is generated in the United States. Year-to-date retraction occurred in the United States, while Canada was stable. Our eastern United States organic revenue experienced retraction year to date due to the completion of some major projects in Q1 14. This retraction was partly offset by organic revenue growth in our western US Transportation sector due to stable infrastructure spending resulting in new projects. For example, during the quarter, we secured work on the Regional Transportation District of Denver’s North Metro Corridor. We will be leading the engineering team for phase one of the project.

Our Community Development sector’s organic gross revenue growth was strong year to date compared to 2013. Canada accounted for approximately 55% of our Community Development business, with approximately 45% of the work in the United States. All regions showed growth, especially Canada, since western Canada continues to benefit from a strong demand for housing and urban land development projects because the natural resource market is robust and seasonal improvements have added to a strong market base. Job growth has been vigorous in Alberta; the province has a strong base economy to support the increasingly active energy market. The southern United States continues to show signs of improved housing markets, in particular, multipurpose, single family, and senior housing are gaining greater prominence, consistent with demographic trends. The return of larger-scale development is seen predominately in southern states such as Florida.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Gross Margin

For a definition of “gross margin,” refer to the discussion in the Definitions section of our 2013 Annual Report, which is incorporated here by reference. Gross margin as a percentage of net revenue was 54.7% in Q2 14 compared to 54.2% in Q2 13. The year-to-date gross margin was 54.5% compared to 54.1% in 2013. Our gross margin was within the targeted range of 54% to 56%, set out in our 2013 Annual Report. For each business operating unit, gross margin increased in 2014 year to date compared to the same period in 2013.

The following table summarizes our gross margin percentages by business operating unit:

Gross Margin by Business Operating Unit	Quarter Ended		Two Quarters Ended
	June 30		June 30
	2014	2013	2014	2013

Buildings	55.3%	53.9%	55.4%	54.7%
Energy & Resources	53.1%	53.1%	52.8%	52.5%
Infrastructure	56.4%	55.9%	56.2%	55.5%
Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying operations across geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle.

Our Buildings business operating unit experienced a higher gross margin for Q2 14 and year to date, compared to the same periods last year, partly due to the recognition of a success fee in the quarter and improved project management.

Our Infrastructure business operating unit had a higher gross margin for Q2 14 and year to date due to improved project management and the mix of projects.

The following table summarizes gross margin percentages by region:

Gross Margin by Region	Quarter Ended		Two Quarters Ended
	June 30		June 30
	2014	2013	2014	2013

Canada	55.6%	54.8%	55.2%	54.5%
United States	53.8%	53.6%	54.0%	53.8%
International	49.8%	50.7%	49.8%	51.3%

In our Canadian operations, the slight increase in gross margin in Q2 14 compared to Q2 13 and year to date compared to 2013 resulted primarily from improvements in project management and the mix of projects. The reduction of gross margin for our International operations resulted mainly from the mix of project work during the quarter and year to date; we had more contract administrative work, which tends to have lower margins than pure design projects.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Administrative and Marketing Expenses

Administrative and marketing expenses as a percentage of net revenue was 39.9% for Q2 14 compared to 40.0% for Q2 13. Our year-to-date administrative and marketing expenses as a percentage of net revenue was 40.7% compared to 40.5% for 2013, falling within the expected range of 40% to 42% set out in our 2013 Annual Report.

Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by business development and acquisition integration activities. Administrative and marketing expenses as a percentage of net revenue was lower in Q2 14 compared to Q2 13 due to bad debt recoveries in the period and reduced provisions for claims because of improved claims experience. Year-to-date administrative and marketing expenses as a percentage of net revenue was higher in 2014 compared to 2013 due to the mix of projects in progress and lower labor utilization.

Amortization of Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog is generally amortized over an estimated useful life of 1 to 2 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 8 quarters following an acquisition. Also included in intangible assets is purchased and internally generated computer software that is amortized over an estimated useful life ranging from 3 to 7 years.

The following table summarizes the amortization of identifiable intangible assets for Q2 14 and Q2 13 and on a year-to-date basis for 2014 and 2013:

Amortization of Intangibles	Quarter Ended June 30		Two Quarters Ended June 30
(In thousands of Canadian dollars)	2014	2013	2014	2013

Client relationships	2,036	1,811	3,950	3,667
Backlog (Note)	1,031	1,924	1,736	3,752
Software	2,732	2,598	5,655	4,826
Other	535	304	104	561
Lease disadvantage	(546)	(369)	(293)	(734)

Total amortization of intangible assets	5,788	6,268	11,152	12,072
Note: Backlog is a non-IFRS measure that is further discussed in the Definitions section of our 2013 Annual Report.

The $0.5 million decrease in intangible asset amortization from Q2 13 to Q2 14 primarily resulted from a decrease in the amortization of backlog because backlog from various acquisitions has now been fully amortized. This decrease was partly offset by an increase in the amortization of client relationships from the ProU, JBR, and SHW acquisitions. On a year-to-date basis, amortization of intangibles assets decreased by $0.9 million compared to 2013, also mainly due to a decrease in the amortization of backlog from various acquisitions that have now been fully amortized. This was partly offset by an increase in the amortization of software due to the renewal of our Autodesk, Bentley, and Adobe software. Based on the unamortized intangible asset balance remaining at the end of Q2 14, we expect our amortization expense for intangible assets for the full year of 2014 to be in the range of $24 to $25 million. The actual expense may be impacted by any new acquisitions completed after Q2 14.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Net Interest Expense

Our net interest expense decreased by $0.1 million in Q2 14 compared to Q2 13 and decreased by $0.9 million year to date compared to the same period in 2013, primarily due to an increase in interest income earned on cash and cash equivalents and lower interest expense on our notes payable. This was partly offset by an increase in year-to-date interest expense on our revolving credit facility compared to Q2 13 because of an increase in the balance owing on our credit facility. The average interest rate of our revolving credit facility and senior secured notes was approximately 2.85% in Q2 14 compared to approximately 3.31% in Q2 13. The revolving credit facility and senior secured notes are further described in the Liquidity and Capital Resources section of this report.

Based on our credit balance at June 30, 2014, we estimate that a 0.5% increase in interest rates, with all other variables held constant, would have an immaterial impact on our net income and basic earnings per share for the quarter. We have the flexibility to partly mitigate our exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. Our senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Share of Income from Joint Ventures and Associates

Year-to-date income from joint ventures and associates increased from $0.5 million in 2013 to $1.4 million in 2014, mainly due to the addition of Canadian joint ventures with Aboriginal groups and communities that capitalize on growth opportunities with our oil and gas clients.

Foreign Exchange Gains and Losses

During Q2 14, we recorded a $0.2 million foreign exchange gain compared to a $0.2 million loss in Q2 13. These foreign exchange gains and losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars. The foreign exchange gain reported during the quarter was caused by the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities.

During the first two quarters of 2014, we recorded a $0.6 million gain on the translation of our foreign operations in other comprehensive income, compared to a $21.9 million gain during the same period in 2013. These unrealized gains arose when translating our foreign operations into Canadian dollars. The gain was minimal during the first two quarters of 2014 because the Canadian dollar was $0.94 at both December 31, 2013, and June 30, 2014.

We estimated that at June 30, 2014, a $0.01 increase or decrease in the foreign exchange rates, with all other variables held constant, would have an immaterial impact on our net income for Q2 14.

Income Taxes

Our effective income tax rate for the first two quarters of 2014 was 27.5% compared to 26.5% for the year ended December 31, 2013. This rate of 27.5% meets the target of at or below 28.5% set out in our 2013 Annual Report. The effective income tax rate of 27.5% is based on statutory rates in jurisdictions where we operate and on our estimated earnings in each of these jurisdictions. We review statutory rates and jurisdictional earnings quarterly and adjust our estimated income tax rate accordingly. We believe that we will meet the 2014 expected target of at or below 28.5%.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Summary of Quarterly Results

The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013	Sept 30, 2013

Gross revenue	633.8	573.9	575.3	581.2
Net revenue	530.2	481.3	451.3	484.8
Net income	44.3	33.5	35.7	45.9
EPS – basic	0.95	0.72	0.77	0.99
EPS – diluted	0.94	0.71	0.76	0.98

	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sept 30, 2012

Gross revenue	566.7	513.2	481.4	479.3
Net revenue	469.4	426.9	390.1	397.4
Net income	36.2	28.4	31.1	34.1
EPS – basic	0.78	0.62	0.68	0.74
EPS – diluted	0.78	0.61	0.67	0.74

Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is a result of the effect of shares issued on the weighted average number of shares. Diluted earnings per share on a quarterly and an annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on gross revenue:

Gross Revenue	Q2 14 vs.	Q1 14 vs.	Q4 13 vs.	Q3 13 vs.
(In millions of Canadian dollars)	Q2 13	Q1 13	Q4 12	Q3 12

Increase in gross revenue due to
Acquisition growth	31.8	11.1	25.9	45.4
Organic growth	21.0	29.9	58.0	48.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	14.3	19.7	10.0	8.0

Total net increase in gross revenue	67.1	60.7	93.9	101.9

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Q3 13 vs. Q3 12. During Q3 13, net income increased by $11.8 million, or 34.6%, from the same period in 2012, and diluted earnings per share for Q3 13 increased by $0.24, or 32.4%, compared to Q3 12. Net income for Q3 13 was positively impacted by an increase in revenue because of acquisitions completed in 2012 and 2013, and organic revenue grew because of a robust oil and gas sector, particularly in the midstream industry. Compared to Q3 12, we reported organic growth in all regions and in all business operating units except Buildings. The decrease in gross margin—from 55.0% in Q3 12 to 54.3% in Q3 13—was offset by a decrease in our administrative and marketing expenses as a percentage of net revenue—from 39.7% in Q3 12 to 38.3% in Q3 13. The decrease in gross margin was the result of increased activity related to the pursuit of P3 opportunities in our Buildings business operating unit, in particular in Ontario and British Columbia, as well as a more generally competitive buildings market. During the pursuit phase of P3 opportunities, we perform work for a reduced fee, which we make up if we are successful in securing the project. The decrease in our administrative and marketing expenses as a percentage of net revenue was caused by our increased labor utilization, continued focus on managing costs effectively, and improved collection experience.

Q4 13 vs. Q4 12. During Q4 13, net income increased by $4.6 million, or 14.8%, from the same period in 2012, and diluted earnings per share for Q4 13 increased by $0.09, or 13.4%, compared to Q4 12. Net income for Q4 13 was positively impacted by increases in gross revenue and gross margin as a percentage of net revenue—from 56.1% in Q4 12 to 56.4% in Q4 13. Our gross margin increased quarter over quarter in our US and International regions and increased quarter over quarter in our Buildings and Energy & Resources business operating units. Organic revenue growth in Q4 13 was positive in our Energy & Resources and Infrastructure business operating units. The Buildings business operating unit declined because of the softening in the buildings market compared to Q4 12. The buildings industry experienced continued competition and pressure in the availability of funds in the private and public sectors. Organic revenue growth in Q4 13 occurred for the most part in our Energy & Resources business operating unit where we experienced increased project activity from the oil and gas sector, mainly driven by the midstream industry in western Canada.

Q1 14 vs. Q1 13. During Q1 14, net income increased by $5.1 million, or 18.0%, from the same period in 2013, and diluted earnings per share for Q1 14 increased by $0.10, or 16.4%, compared to Q1 13. Net income for Q1 14 was positively impacted by an increase in revenue resulting from acquisitions completed in 2013 and 2014, and strong organic growth in our Energy & Resources and Infrastructure business operating units. Growth continues to be driven mainly by our Oil & Gas sector, particularly by work in the midstream industry, and by increased activity in our Water sector. We reported organic growth in our Canadian and International operations. Our results were also positively impacted by an increase in gross margin—from 54.0% in Q1 13 to 54.4% in Q1 14. This increase was offset by an increase in our administrative and marketing expenses as a percentage of net revenue—from 41.1% in Q1 13 to 41.5% in Q1 14. Our bottom line was also positively impacted by a reduction in net interest expense and an increase in income from joint ventures and associates.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Balance Sheet

The following table highlights the major changes to assets, liabilities, and equity since December 31, 2013:

(In millions of Canadian dollars)	Jun 30, 2014	Dec 31, 2013	$ Change	% Change

Total current assets	808.0	726.2	81.8	11.3%

Property and equipment	150.0	133.5	16.5	12.4%
Goodwill	688.1	594.8	93.3	15.7%
Intangible assets	92.5	78.9	13.6	17.2%
Other financial assets	89.8	83.2	6.6	7.9%
All other assets	54.3	51.6	2.7	5.2%

Total assets	1,882.7	1,668.2	214.5	12.9%

Current portion of long-term debt	52.6	37.1	15.5	41.8%
Provisions	11.5	12.0	(0.5)	(4.2%)
Other liabilities	10.4	9.8	0.6	6.1%
All other current liabilities	342.3	348.1	(5.8)	(1.7%)
Total current liabilities	416.8	407.0	9.8	2.4%

Long-term debt	322.9	200.9	122.0	60.7%
Provisions	52.7	49.5	3.2	6.5%
Other liabilities	59.4	58.0	1.4	2.4%
All other liabilities	67.1	60.2	6.9	11.5%
Equity	963.8	892.6	71.2	8.0%

Total liabilities and equity	1,882.7	1,668.2	214.5	12.9%

Refer to the Liquidity and Capital Resources section of this report for an explanation of the change in current assets and current liabilities.

Property and equipment increased because of the number of leasehold improvements made to various offices and the purchase of furniture and the fractional ownership of an aircraft. Goodwill increased as a result of the acquisitions of WEG, ProU, JBR, SHW, and USKH. Intangible assets increased mostly because of customer relationships and backlog acquired from these acquisitions and the renewal of Autodesk and Bentley software during Q1 14. Total current and long-term other financial assets increased mainly due to an increase in investments held for self-insured liabilities. Total current and long-term debt increased as a result of increases in our revolving credit facility and notes payable from acquisitions. An increase in total current and long-term provisions resulted from an increase in our provision for self-insured liabilities due to the timing of the recognition of the liability and its ultimate settlement. Other liabilities increased as a result of lease disadvantages assumed from current year acquisitions.

Overall, the carrying amount of assets and liabilities for our US subsidiaries on our consolidated balance sheets was not affected by exchange fluctuation since the Canadian dollar was US$0.94 at both December 31, 2013, and June 30, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Our shareholders’ equity increased due to $77.8 million in net income earned in the first two quarters of 2014, $5.5 million in share options exercised for cash, and $2.2 million expensed for share-based compensation. In addition, comprehensive income increased $2.9 million, resulting from the unrealized gain on our investments held for self-insured liabilities. These increases were partly offset by the $17.3 million in dividends declared year  to date.

Liquidity and Capital Resources

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350 million revolving credit facility, senior secured notes, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment and software, repaying long-term debt, and paying dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model, explained in the Management’s Discussion and Analysis in our 2013 Annual Report, reduces the impact of changing market conditions on operating cash flows. Consequently, we do not anticipate any immediate need to access additional capital by issuing additional equity. However, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facility.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Working Capital

The following table summarizes working capital information at June 30, 2014, compared to December 31, 2013:

(In millions of Canadian dollars, except ratio)	Jun 30, 2014	Dec 31, 2013	$ Change

Current assets	808.0	726.2	81.8
Current liabilities	(416.8)	(407.0)	(9.8)
Working capital (Note)	391.2	319.2	72.0
Current ratio (Note)	1.94	1.78	n/a
Note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further discussed in the Definitions section of our 2013 Annual Report.

Current assets increased primarily because of a $101.4 million increase in trade and other receivables and unbilled revenue. Investment in trade and other receivables and unbilled revenue increased to 90 days at June 30, 2014, compared to 86 days at December 31, 2013. Current other financial assets increased $6.8 million from December 31, 2013, mainly because of an increase in our investments held for self-insured liabilities. Income tax recoverable increased by $2.3 million from December 31, 2013, due to the timing of income tax instalments for 2013 and 2014. These increases were partly offset by a $25.3 million decrease in cash and short-term deposits and a $2.5 million decrease in other assets because of placing our Autodesk license into use.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Current liabilities increased primarily due to a $15.5 million increase in long-term debt relating to additional notes payable from current acquisitions and an $18.6 million increase in billings in excess of cost. These increases were partly offset by a $15.5 million decrease in trade and other payables due to the timing of payments for annual employee bonuses and the payment of restricted share units. As well, income taxes payable decreased by $9.1 million since December 31, 2013, due to the payment of taxes owing from 2013.

Cash Flows

Our cash flows from (used in) operating, investing, and financing activities as reflected in the consolidated statements of cash flows are summarized in the following table:

	Quarter Ended June 30			Two Quarters Ended June 30
(In millions of Canadian dollars)	2014	2013	Change	2014	2013	Change

Cash flows from operating activities	18.6	39.2	(20.6)	15.0	39.8	(24.8)
Cash flows used in investing activities	(54.8)	(29.7)	(25.1)	(113.8)	(40.2)	(73.6)
Cash flows from (used in) financing activities	34.7	(13.1)	47.8	73.6	(18.1)	91.7

Cash Flows from Operating Activities

Cash flows used in operating activities are impacted by the timing of acquisitions, particularly the timing of payments of acquired trade and other payables, including employee annual bonuses. On a year-to-date basis, the $24.8 million decrease in cash flows from operating activities compared to 2013 resulted from an increase in cash paid to employees, which resulted from an increase in the number of employees and the bonuses and restricted share units paid in the quarter. Cash paid to suppliers increased because of our acquisition and organic growth and the timing of various payments. As well, we recovered $9.7 million less income taxes due to a higher income tax refund in 2013. These increases in cash outflows were partly offset by an increase in our cash receipts from clients due to our acquisitions and organic growth.

Cash Flows Used in Investing Activities

Cash flows used in investing activities increased year to date compared to 2013 due to an increase in cash used for business acquisitions. Year to date, we used $76.6 million for the payment of cash and cash consideration on current year acquisitions and notes payable for prior acquisitions compared to $13.1 million in the same period in 2013. Also contributing to this increase in cash flows used in investing activities was a $7.9 million increase in investments held for self-insured liabilities and a $2.5 million increase in investments and other assets.

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Property and equipment and software purchases totaled $14.9 million in Q2 14 compared to $18.9 million in Q2 13. We had higher purchases in 2013 due to an increase in furniture and leasehold improvements made to various office locations and the payment of various enterprise systems software in the quarter. For the remainder of 2014, we plan to continue investing in enhancements to our information technology infrastructure and enterprise systems; this will optimize and streamline business processes and prepare us for continued growth. During Q2 14, we financed property and equipment and software purchases through cash flows from operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Cash Flows from (Used in) Financing Activities

Year to date, we had cash inflows from financing compared to cash outflows in 2013. We also had a net $88.1 million inflow of cash from our revolving credit facility compared to a $5.8 million repayment of our facility in the same period in 2013. This increase in cash inflow was partly offset by a $1.8 million increase in cash outflows for the payment of dividends year to date in 2014 compared to 2013.

Capital Structure

We manage our capital structure according to the internal guideline established in our 2013 Annual Report by maintaining a net debt to EBITDA ratio of below 2.5. We calculate our net debt to EBITDA ratio, a non-IFRS measure, as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment. At June 30, 2014, our net debt to EBITDA ratio was 0.9, calculated on a trailing four-quarter basis. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level for a period of time.

We have entered into an agreement for a $350 million revolving credit facility. During the quarter, we extended the expiry date for this credit facility from August 31, 2017, to August 31, 2018. This credit facility allows us to access an additional $150 million under the same terms and conditions on approval from our lenders. Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed and on certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA—from 20 to 125 for Canadian prime and US base rate loans and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit. Prior to the extension, the basis points varied, depending on our level of consolidated debt to EBITDA, from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit. At June 30, 2014, $208.2 million was available in the revolving credit facility for future activities.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. These notes are ranked equally with our existing revolving credit facility. Interest on the senior secured notes is payable semiannually in arrears on May 10 and November 10 each year until maturity or the earlier payment, redemption, or purchase in full of the notes. We may redeem them, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The senior secured notes contain restrictive covenants. All of our assets are held as collateral under a general security agreement for the revolving credit facility and senior secured notes.

We are subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we must satisfy the following at any time: (1) our consolidated EBITDAR to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and (2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit facility and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for the revolving credit facility and 3.25 to 1.0 for the senior secured notes for a period of two complete quarters following the acquisition. EBITDA and EBITDAR to debt service ratios are defined in the Definitions section of our 2013 Annual Report. We were in compliance with all of these covenants as at and throughout the period ended June 30, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

During the quarter, we reached an agreement to extend the maturity of our bid bond facility to August 31, 2018, from August 31, 2017, and increased the limit from $10 million to $15 million. This facility allows us to access an additional $5 million under the same terms and conditions on approval from our lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At June 30, 2014, $6.6 million had been issued under this bid bond facility.

Shareholders’ Equity

Share options exercised during the first two quarters of 2014 generated $2.2 million in cash compared to $6.4 million in cash generated during the same period in 2013. No shares were repurchased in the first two quarters of 2014 or in the same period in 2013.

Other

Outstanding Share Data

At June 30, 2014, 46,752,166 common shares and 1,520,175 share options were outstanding. During the period of June 30, 2014, to August 6, 2014, 50,012 share options were exercised and 1,500 share options were forfeited. At August 6, 2014, 46,802,178 common shares and 1,468,663 share options were outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations at June 30, 2014, on a discounted basis:

	Payment Due by Period
(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	369.9	47.9	127.6	193.9	0.5
Interest on debt	29.5	10.9	14.1	4.5	-
Operating leases	573.3	110.3	194.7	131.2	137.1
Finance lease obligation	6.1	4.9	1.2	-	-
Purchase and service obligations	15.9	7.6	8.1	0.2	-
Other obligations	29.0	2.6	10.5	0.8	15.1

Total contractual obligations	1,023.7	184.2	356.2	330.6	152.7

For further information regarding the nature and repayment terms of our long-term debt and finance lease obligations, refer to the Cash Flows from (Used in) Financing Activities and Capital Structure sections of this report and notes 9 and 15 in our unaudited interim consolidated financial statements for the quarter ended June 30, 2014. Operating lease commitments include obligations under office space rental agreements, and purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Other obligations include amounts payable under our deferred share unit and restricted share unit plans and amounts payable for performance share units issued under our long-term incentive program. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Off-Balance Sheet Arrangements

As of June 30, 2014, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $3.2 million that expire at various dates before June 2015. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing. As part of the normal course of operations, our surety facility allows the issuance of bonds for certain types of project work. At June 30, 2014, $6.3 million in bonds was issued under this surety facility that expires at various dates before April 2020. At June 30, 2014, $6.6 million was issued under our bid bond facility—which allows us to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies—and will expire at various dates before January 2016.

During 2009, we issued a guarantee to a maximum of US$60 million for project work with the US federal government. If this guarantee is exercised, we have recourse to our insurers—subject to certain deductibles, policy terms, and limits—to recover claims costs and damages arising from errors or omissions in our professional services. At June 30, 2014, $155,000 of this guarantee had been exercised; however, we have not made any payments under this guarantee, and no amounts have been accrued in our consolidated financial statements with respect to the guarantee. This guarantee will expire upon completion of the project work to which it relates.

Financial Instruments and Market Risk

The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed materially from those described in the Financial Instruments and Market Risk section of our 2013 Annual Report and are incorporated here by reference.

Related-Party Transactions

We have subsidiaries that are 100% owned and structured entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies, joint ventures, and joint operations. These transactions involve providing or receiving services and are entered into in the normal course of business. Key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include its chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), and executive vice presidents. We pay compensation to key management personnel and directors in the normal course of business.

From time to time, we guarantee the obligation of a subsidiary or structured entity regarding lease agreements. In addition, from time to time, we guarantee a subsidiary or structured entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 18 of our Q2 14 unaudited interim consolidated financial statements and notes 13 and 30 of our audited consolidated financial statements included in our 2013 Annual Report and are incorporated here by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Outlook

Outlook by Region

	2013 Annual Report	Q1 14	Q2 14

Canada	Moderate	Moderate to Strong	Moderate to Strong
United States	Moderate	Moderate	Moderate
International	Moderate	Moderate	Strong

Canada

We believe our Canadian operations will achieve moderate-to-strong organic gross revenue growth in 2014. In Q1 14 we revised the outlook included in our 2013 Annual Report due to greater-than-expected activity in our Oil & Gas sector. All other expectations for our Canadian operations remained unchanged as described in our 2013 Annual Report and incorporated here by reference. Specifically, we believe we will continue to see strength in the private sector and a stable public sector, as well as continued strength in the energy market.

United States

We believe our US operations will achieve moderate organic gross revenue growth in 2014 based on our expectations described in our 2013 Annual Report and incorporated here by reference. We believe that after a slow start due to harsh weather conditions at the beginning of 2014, our environmental services and Transportation sector will regain momentum and benefit from seasonal improvements. We continue to believe the private sector will strengthen. We believe the outlook for the private sector remains more favorable than for the public sector, which remains plagued by budget constraints and uncertainty at the federal level. However, we believe opportunities may exist from the recently signed Water Resources Reform and Development Act, which provides funding to the US Army Corps of Engineers to develop, maintain, and support US waterway infrastructure.

International

We believe our International operations will achieve strong organic gross revenue growth in 2014. We revised the outlook included in our 2013 Annual Report due to increased activity in the Middle East as a result of recent project awards in healthcare and education. However, we believe this growth may be partly offset by our mining sector revenue being negatively impacted in future quarters because of recent changes in legislation in Indonesia.

Outlook by Business Operating Unit

	2013 Annual Report	Q1 14	Q2 14

Buildings	Stable	Stable	Stable
Energy & Resources	Moderate	Strong	Strong
Infrastructure	Moderate	Moderate	Moderate

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Buildings

We believe our Buildings business operating unit will recover over the second half of 2014 and remain stable in 2014 compared to 2013 based on our expectations described in our 2013 Annual Report and incorporated here by reference. In particular, the buildings industry remains cautious, and while we expect to recover from the levels of previous years, we believe that a full recovery may not take place in 2014.

Energy & Resources

We believe our Energy & Resources business operating unit will achieve strong organic gross revenue growth in 2014. We revised the outlook included in our 2013 Annual Report due to greater-than-expected activity in our Oil & Gas sector. Activity in the midstream oil and gas market in Canada is expected to continue for the balance of the year, boding well for our midstream pipelines and facilities business, but we expect a slowdown in our midstream terminal work. In view of activities year to date, we believe mining companies will continue to slow construction on major projects and scale back exploration due to the softening of the market until late in 2014, when reduced inventory may create new demand. We see a general slowdown in the power industry, which may affect private and public sector clients. All other expectations for our Energy & Resources business operating unit remain unchanged as described in our 2013 Annual Report and incorporated here by reference.

Infrastructure

We believe our Infrastructure business operating unit will achieve moderate organic gross revenue growth in 2014 based on our expectations described in our 2013 Annual Report and incorporated here by reference. In particular, we expect that a gradual continuation of long-term trends—in particular, population growth, urbanization, flood management activities, and the need to rehabilitate aging infrastructure—will further drive the requirement for our water, urban development, and transportation services. In addition, with the acquisition of ProU and USKH, we believe that opportunities exist to cross-sell certain infrastructure-related services to broader geographies and sectors.

Overall Outlook

We believe that our outlook is to end the year with moderate-to-strong organic gross revenue growth with an approximate 5.0% targeted increase compared to 2013. In the first quarter of 2014, we revised our overall 2014 organic gross revenue growth target from approximately 4.0% to 5.0% due to greater-than-expected activity in our Oil & Gas sector.

We operate in a highly diverse infrastructure and facilities market in North America and internationally that consists of many technical disciplines, market sectors, client types, and industries in both the private and public sectors. This gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter, depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter. In the first two quarters of 2014, we saw no significant changes in our industry’s environment or in market opportunities. Our business model continues to focus on mitigating risk by diversifying operations across geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. In addition, our overall expectations remain consistent with those discussed in the geography and business operating unit sections above and those generally described in the Outlook section of the Management’s Discussion and Analysis in our 2013 Annual Report.

The above overall outlook is based in part on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis in our 2013 Annual Report. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q2 14 from those described in our 2013 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our December 31, 2013, audited consolidated financial statements, which are incorporated here by reference.

Definition of Additional IFRS Measures and Non-IFRS Measures

IFRS mandates certain minimum line items for financial statements and requires presentation of additional line items, headings, and subtotals when such presentation is relevant to an understanding of a company’s financial position and performance. This Management’s Discussion and Analysis includes additional IFRS measures, namely, gross revenue, net revenue, and gross margin. This Management’s Discussion and Analysis also includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, net debt to equity ratio, return on equity ratio, EBITDA, EBITDA as a percentage of net revenue, EBITDAR, debt to EBITDA ratio, net debt to EBITDA ratio, EBITDAR to debt service ratio, and backlog. These non-IFRS measures may not be comparable to similar measures presented by other companies. For the first two quarters ended June 30, 2014, there has been no significant change in our description of additional IFRS measures and non-IFRS measures from that included in our 2013 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures and incorporated here by reference. Readers are encouraged to refer to this discussion in our 2013 Annual Report for additional information.

Recent Accounting Pronouncements

Effective January 1, 2014, we adopted the following amendments and interpretation, which are further described in note 6 of our December 31, 2013, annual consolidated financial statements:

—	IAS 32 Financial Instruments: Presentation (amended)
—	IAS 36 Impairment of Assets (amended)
—	IFRIC 21 Levies
—	Annual Improvements (2010–2012 Cycle)
—	Annual Improvements (2011–2013 Cycle)

The adoption of these amendments and interpretation did not have an impact on our financial position or performance.

Future Adoptions

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our Q2 14 unaudited interim consolidated financial statements, which is incorporated here by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (as defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

For the first two quarters ended June 30, 2014, there has been no significant change in our risk factors from those described in our 2013 Annual Report, and the risk factors are incorporated here by reference.

Subsequent Events

On August 6, 2014, the Company declared a dividend of $0.185 per share, payable on October 16, 2014, to shareholders of record on September 26, 2014.

Subsequent to the quarter end, we entered into an agreement for a premise operating lease for our head office that is contingent on the construction of a new building; the lease may, depending on the lessor meeting certain conditions, commence on June 1, 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our regions and business operating units in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2014 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Core Business and Strategy section as well as the Results (under the Results of Operations—Amortization of Intangible Assets, Results of Operations—Income Taxes, and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended June 30, 2014, there has been no significant change in our risk factors from those described in our 2013 Annual Report that are incorporated here by reference.

Assumptions

In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies in 2014 and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2014 are listed in the Outlook section of our 2013 Annual Report. The following information updates and, therefore, supersedes those assumptions.

To establish our level of future cash flows, we assumed that the Canadian dollar would weaken and be slightly below the US dollar throughout the year. We also assumed that our average interest rate would remain relatively stable in 2014 compared to 2013. On June 30, 2014, and on December 31, 2013, the Canadian dollar closed at US$0.94. The average interest rate on our revolving credit facility was 1.35% at June 30, 2014, compared to 1.37% at December 31, 2013. The interest rate on our senior secured notes is fixed. To establish our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2014 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate as at June 30, 2014, was 27.5% compared to 26.5% for the year ended December 31, 2013, as further explained on page M-16.

In our 2013 Annual Report, we noted that the US Congressional Budget Office forecasted GDP growth to be 2.6% in 2014. This forecast has since been revised to 2.7%. The Architecture Billings Index from the American Institute of Architects has moved below 50.0 recently, suggesting protracted softness in demand for building-related design services. This compares to reporting above 50.0 as noted in our 2013 Annual Report.

In our 2013 Annual Report, we noted that according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of total housing starts in the United States were expected to increase to 1,146,000 units in 2014. This forecast has since been revised to 1,093,000 units in 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

The outlook for our Energy & Resources business operating unit changed during the first quarter of 2014 from that described in the Outlook section of our 2013 Annual Report. The growth outlooks for our business operating units are stable for Buildings, strong for Energy & Resources, and moderate for Infrastructure.

The assumptions and expectations used to establish these outlooks are discussed in the Outlook paragraphs for each business operating unit for 2014 and in the Gross and Net Revenue subheading of the Results section in this Management’s Discussion and Analysis, as well as in the Outlook section of our 2013 Annual Report, which is incorporated here by reference.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of August 6, 2014, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2014, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2014

STANTEC INC. (UNAUDITED)

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	Notes	June 30 2014 $	December 31 2013 $

ASSETS	9
Current
Cash and cash equivalents	6	117,736	143,030
Trade and other receivables	7	413,124	384,907
Unbilled revenue		217,060	143,894
Income taxes recoverable		11,115	8,792
Prepaid expenses		17,954	18,959
Other financial assets	8	28,252	21,418
Other assets		2,731	5,231

Total current assets		807,972	726,231
Non-current
Property and equipment		150,029	133,534
Goodwill		688,051	594,826
Intangible assets		92,515	78,857
Investments in joint ventures and associates		4,616	4,996
Deferred tax assets		48,459	45,383
Other financial assets	8	89,834	83,163
Other assets		1,222	1,188

Total assets		1,882,698	1,668,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Trade and other payables	12	243,615	259,113
Billings in excess of costs		96,418	77,803
Income taxes payable		-	9,127
Current portion of long-term debt	9	52,587	37,130
Provisions	10	11,535	12,047
Other financial liabilities		2,207	1,927
Other liabilities	11	10,431	9,837

Total current liabilities		416,793	406,984
Non-current
Long-term debt	9	322,907	200,943
Provisions	10	52,692	49,539
Deferred tax liabilities		64,902	58,082
Other financial liabilities		2,224	2,041
Other liabilities	11	59,387	57,955

Total liabilities		918,905	775,544

Shareholders’ equity
Share capital	12	269,904	262,573
Contributed surplus	12	12,776	12,369
Retained earnings		666,613	606,056
Accumulated other comprehensive income		14,500	11,636

Total shareholders’ equity		963,793	892,634

Total liabilities and shareholders’ equity		1,882,698	1,668,178

See accompanying notes

June 30, 2014

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income

(Unaudited)

		For the quarter ended June 30		For the two quarters ended June 30
(In thousands of Canadian dollars, except per share amounts)	Notes	2014 $	2013 $	2014 $	2013 $

Gross revenue		633,819	566,724	1,207,712	1,079,931
Less subconsultant and other direct expenses		103,568	97,275	196,206	183,630

Net revenue		530,251	469,449	1,011,506	896,301
Direct payroll costs	16	240,229	214,946	459,851	411,471

Gross margin		290,022	254,503	551,655	484,830
Administrative and marketing expenses	5,12,16	211,803	187,749	411,715	363,137
Depreciation of property and equipment		9,175	7,717	17,999	14,999
Amortization of intangible assets		5,788	6,268	11,152	12,072
Net interest expense		2,172	2,247	3,697	4,566
Other net finance expense		758	751	1,416	1,349
Share of income from joint ventures and associates		(581)	(361)	(1,386)	(569)
Foreign exchange (gain) loss		(179)	218	89	324
Other income		(24)	(60)	(390)	(368)

Income before income taxes		61,110	49,974	107,363	89,320

Income taxes
Current		17,495	16,345	27,821	27,231
Deferred		(690)	(2,502)	1,704	(2,489)

Total income taxes		16,805	13,843	29,525	24,742

Net income for the period		44,305	36,131	77,838	64,578

Weighted average number of shares outstanding – basic		46,704,903	46,176,303	46,664,414	46,116,563

Weighted average number of shares outstanding – diluted		47,151,907	46,479,367	47,136,251	46,414,325

Shares outstanding, end of the period		46,752,166	46,216,049	46,752,166	46,216,049

Earnings per share
Basic		0.95	0.78	1.67	1.40

Diluted		0.94	0.78	1.65	1.39

See accompanying notes

June 30, 2014

STANTEC INC. (UNAUDITED)

Consolidated Statements of Comprehensive Income

(Unaudited)

	For the quarter ended June 30		For the two quarters ended June 30
(In thousands of Canadian dollars)	2014 $	2013 $	2014 $	2013 $

Net income for the period	44,305	36,131	77,838	64,578

Other comprehensive income (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations	(15,928)	13,608	583	21,881
Net unrealized gain on available-for-sale financial assets	1,096	93	2,626	1,846
Net realized gain on available-for-sale financial assets transferred to income	(8)	(27)	(304)	(451)
Income tax effect on available-for-sale financial assets	(19)	(1)	(41)	(25)

Other comprehensive (loss) income for the period, net of tax	(14,859)	13,673	2,864	23,251

Total comprehensive income for the period, net of tax	29,446	49,804	80,702	87,829

See accompanying notes

June 30, 2014

STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 12)	Share Capital (note 12)	Contributed Surplus (note 12)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, December 31, 2012	45,983,894	240,369	14,291	491,227	(18,862)	727,025

Net income				64,578		64,578
Other comprehensive income					23,251	23,251

Total comprehensive income				64,578	23,251	87,829
Share options exercised for cash	232,155	6,414				6,414
Share-based compensation expense			1,761			1,761
Reclassification of fair value of share options previously expensed		2,246	(2,246)			-
Dividends declared (note 12)				(15,236)		(15,236)
Purchase of non-controlling interests				(803)		(803)

Balance, June 30, 2013	46,216,049	249,029	13,806	539,766	4,389	806,990

Balance, December 31, 2013	46,576,132	262,573	12,369	606,056	11,636	892,634

Net income				77,838		77,838
Other comprehensive income					2,864	2,864

Total comprehensive income				77,838	2,864	80,702
Share options exercised for cash	176,034	5,515				5,515
Share-based compensation expense			2,223			2,223
Reclassification of fair value of share options previously expensed		1,816	(1,816)			-
Dividends declared (note 12)				(17,281)		(17,281)

Balance, June 30, 2014	46,752,166	269,904	12,776	666,613	14,500	963,793

See accompanying notes

June 30, 2014

STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended June 30		For the two quarters ended June 30
(In thousands of Canadian dollars)	Notes	2014 $	2013 $	2014 $	2013 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		613,938	534,352	1,180,116	993,591
Cash paid to suppliers		(189,102)	(153,660)	(399,341)	(291,748)
Cash paid to employees		(381,185)	(327,846)	(721,792)	(628,435)
Interest received		489	343	1,250	695
Interest paid		(3,623)	(3,637)	(4,215)	(4,196)
Finance costs paid		(631)	(700)	(1,240)	(1,268)
Income taxes paid		(21,369)	(19,460)	(40,715)	(39,067)
Income taxes recovered		125	9,835	954	10,232

Cash flows from operating activities	17	18,642	39,227	15,017	39,804

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(38,518)	(11,624)	(76,604)	(13,063)
Dividends from investments in joint ventures and associates		1,658	2,319	1,755	2,589
Increase in investments held for self-insured liabilities		(4,529)	(3,254)	(9,951)	(2,101)
(Increase) decrease in investments and other assets		(412)	1,679	(545)	2,039
Proceeds from lease inducements		1,849	-	1,849	-
Purchase of intangible assets		-	(2,320)	(2,934)	(2,464)
Purchase of property and equipment		(14,861)	(16,602)	(27,403)	(27,555)
Proceeds on disposition of property and equipment		20	78	64	399

Cash flows used in investing activities		(54,793)	(29,724)	(113,769)	(40,156)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(5,358)	(9,955)	(17,555)	(35,771)
Proceeds from bank debt		46,968	3,342	105,661	29,992
Payment of finance lease obligations		(748)	(908)	(3,697)	(4,263)
Proceeds from issue of share capital		2,477	2,073	5,515	6,414
Payment of dividends to shareholders	12	(8,634)	(7,611)	(16,318)	(14,508)

Cash flows from (used in) financing activities		34,705	(13,059)	73,606	(18,136)

Foreign exchange (loss) gain on cash held in foreign currency		(1,392)	662	(148)	545

Net decrease in cash and cash equivalents		(2,838)	(2,894)	(25,294)	(17,943)
Cash and cash equivalents, beginning of the period		120,574	25,659	143,030	40,708

Cash and cash equivalents, end of the period	6	117,736	22,765	117,736	22,765

See accompanying notes

June 30, 2014

STANTEC INC. (UNAUDITED)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1.  Corporate Information

The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc. (the Company) for the quarter ended June 30, 2014, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on August 6, 2014. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.

2.  Basis of Preparation

These consolidated financial statements for the quarter ended June 30, 2014, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The consolidated financial statements do not include all of the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s December 31, 2013, annual consolidated financial statements.

The accounting policies adopted when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the Company’s annual consolidated financial statements for the year ended December 31, 2013, except for the adoption of new standards and amendments effective January 1, 2014 (described in note 4). Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2013, annual consolidated financial statements.

These consolidated financial statements are presented in Canadian dollars, unless otherwise indicated.

3.  Basis of Consolidation

The consolidated financial statements include the accounts of Stantec Inc., its subsidiaries, and its structured entities as at June 30, 2014.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries and structured entities are prepared as at June 30, 2014. All intercompany balances are eliminated.

Joint ventures are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenues, and expenses of the joint operation.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

4.  Recent Accounting Pronouncements and Changes to Accounting Policies

Recently adopted

The following amendments have been adopted by the Company effective January 1, 2014. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

•	In December 2011, the International Accounting Standards Board (IASB) issued amendments to IAS 32 Financial Instruments: Presentation. The amendments clarify when an entity has a legally enforceable right to set-off, as well as clarify the application of offsetting criteria related to some settlement systems that may be considered the same as net settlement.

•	In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets – Recoverable Amount Disclosures for Non-Financial Assets. These amendments clarify that an entity is required to disclose information about the recoverable amount of an impaired asset (including goodwill or a cash-generating unit) if the recoverable amount is based on the fair value less cost to sell methodology. The amendment also sets out other disclosure requirements for non-financial assets.

•	In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) Interpretation 21 Levies (IFRIC 21). IFRIC 21 interprets how an entity should account for liabilities to pay government-imposed levies (excluding income taxes) in its financial statements.

•	In December 2013, the IASB issued Annual Improvements (2010-2012 Cycle) to make necessary but non-urgent amendments to the following: IFRS 2 Share-based payments; IFRS 3 Business Combinations (IFRS 3); IFRS 8 Operating Segments; IFRS 13 Fair Value Measurement (IRFS 13); IAS 16 Property, Plant, and Equipment; IAS 24 Related Party Disclosures; and IAS 38 Intangible Assets.

•	In December 2013, the IASB issued Annual Improvements (2011-2013 Cycle) to make necessary but non-urgent amendments to the following: IFRS 1 First-time Adoption of IFRS; IFRS 3; IFRS 13; and IAS 40 Investment Properties.

Future adoptions

The standards, amendments, and interpretations issued before 2014 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2013, annual consolidated financial statements. The following additional amendments and standards were issued in 2014 and will be effective in future years. The Company is currently considering the impact of adopting these standards, amendments, and interpretation on its consolidated financial statements and cannot reasonably estimate the effect at this time.

•	In May 2014, the IASB issued Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38). The amendments explicitly prohibit entities from using revenue-based methods for determining depreciation expense for property, plant, and equipment, and clarify that only under certain limited circumstances would a revenue-based method be appropriate for determining amortization expense for an intangible asset. These amendments are effective January 1, 2016, on a prospective basis.

•

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (IFRS 15). IFRS 15 applies to all revenue contracts with customers and provides a model for the recognition and measurement of the sale of some non-financial assets, such as the sale of property, plant, and equipment or intangible assets. This new standard sets out a five-step model for revenue recognition and applies to all industries. The core principle of IFRS 15 is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 requires numerous disclosures, such as the disaggregation of total revenue, disclosures about performance obligations, changes in contract asset and liability account balances, and key judgments and estimates. This new

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

standard is effective January 1, 2017, and may be adopted using either a full retrospective or modified retrospective approach.

•	In May 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments provide guidance on accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined by IFRS 3. The acquirer applies all principles on business combinations accounting in IFRS 3 and other IFRSs except for those principles that conflict with the guidance in IFRS 11 Joint Arrangements. In addition, the acquirer must disclose the information required by IFRS 3 and other IFRSs for business combinations. This amendment is effective January 1, 2016, on a prospective basis.

•	In July 2014, the IASB issued IFRS 9 Financial Instruments to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for the recognition and measurement of financial assets, financial liabilities, and some contracts to buy or sell non-financial items. In addition, IFRS 9 includes a single expected-loss impairment model and a reformed approach to hedge accounting. This standard is effective January 1, 2018, on a retrospective basis subject to certain exceptions.

5.  Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase in or reduction of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Acquisitions in 2014

On January 24, 2014, the Company acquired certain assets and liabilities, and the business of Williamsburg Environmental Group, Inc. and Cultural Resources, Inc. (WEG) for cash consideration and notes payable. Based in Williamsburg, Virginia, WEG has additional offices in Richmond, Glen Allen, and Fredericksburg, Virginia. WEG provides specialized environmental services in ecology, environmental planning, water resources, wetland mitigation, stream assessment and restoration, landscape architecture, golf course planning, construction administration, cultural resource management, historic preservation, and regulatory support to public and private sector clients. The addition of WEG expands the Company’s environmental services in the US Mid Atlantic.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

On March 7, 2014, the Company acquired all the shares and business of Processes Unlimited International, Inc. (ProU) for cash consideration and notes payable. ProU is based in Bakersfield, California, with additional offices in San Ramon, Fresno, and Pasadena, California; Dallas, Texas; Atlanta, Georgia; and Nashville, Tennessee. ProU operates in a diverse range of markets, including oil and gas, alternative energies, power, utilities, chemicals, food and beverage, packaging, plastics, cement, minerals, mining, and building products. ProU’s services include mechanical engineering and design; process, chemical, civil, structural, automation, instrumentation, and electrical engineering; and control panel fabrication. The addition of ProU expands the Company’s oil and gas expertise in the United States.

On May 9, 2014, the Company acquired certain assets and liabilities, and the business of JBR Environmental Consultants, Inc. (JBR) for cash consideration and notes payable. The firm is based in Salt Lake City, Utah, with additional locations in Idaho, Montana, Colorado, Nevada, Oregon, Washington, and Arizona. JBR provides baseline environmental studies, air monitoring and testing, permitting and National Environmental Policy Act assistance, site investigation and remediation services, and environmental compliance assistance. The addition of JBR increases the depth of the Company’s services in various market sectors, including manufacturing, oil and gas, mining, and power generation and transmission.

On May 23, 2014, the Company acquired all the shares and business of Group Affiliates Inc. (SHW) for cash consideration and promissory notes. SHW has offices in Dallas, Austin, Houston, and San Antonio, Texas; Detroit, Michigan; Baltimore, Maryland; Washington, DC; and Charlottesville, Virginia. SHW provides architectural, interior design, planning, and engineering services to higher education and K–12 clients. The addition of SHW diversifies and expands the Company’s Buildings practice in the United States.

On June 6, 2014, the Company acquired certain assets and liabilities, and the business of Wiley Engineering, Inc. (Wiley) for cash consideration. Wiley is based in Marietta, Georgia, and provides automation, electrical, and instrumentation engineering services to oil and gas, mining, power, and other industrial sectors. The addition of Wiley will enhance the Company’s East Coast presence in the United States.

On June 27, 2014, the Company acquired all the shares and business of USKH Inc. (USKH) for cash consideration and promissory notes. USKH is based in Anchorage, Alaska, and has additional offices in Juneau, Fairbanks, and Wasilla, Alaska; Spokane, Walla Walla, and Ferndale, Washington; and Billings, Montana. USKH provides services ranging from architectural, engineering, and environmental to survey and geographical information systems. The addition of USKH enables the Company to provide locally based infrastructure, building, and geospatial services in Alaska and expands the Company’s presence in the Pacific Northwest.

During the first two quarters of 2014, the Company finalized the estimated fair value of assets acquired and liabilities assumed for the IBE Consulting Engineers, Inc.; JDA Architects Limited; and Cambria Gordon Ltd. acquisitions. Adjustments made to finalize these fair values were not material.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition, for acquisitions completed year to date, are as follows:

(In thousands of Canadian dollars)	June 30 2014 $

Cash consideration	71,187
Notes payable	63,507

Consideration	134,694

Assets and liabilities acquired
Cash acquired	8,170
Non-cash working capital	14,635
Property and equipment	6,411
Investments	380
Other financial assets	2,660
Intangible assets
Client relationships	13,450
Contract backlog	5,634
Lease disadvantages	(1,630)
Software	165
Other	1,326
Other financial liabilities	(2,479)
Provisions	(1,494)
Long-term debt	(5,610)
Deferred income taxes	(2,076)

Total identifiable net assets at fair value	39,542
Goodwill arising on acquisitions	95,152

Consideration	134,694

Trade receivables assumed from acquired companies are recognized at their fair value at the time of acquisition. The trade receivables acquired in the first two quarters of 2014 had a fair value of $31,394,000 and gross value of $32,021,000.

Goodwill comprises the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Of the goodwill and intangible assets resulting from acquisitions completed in 2014, $72,930,000 is deductible for income tax purposes.

The fair value of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. During 2014, the Company assumed $535,000 in provisions for claims relating to the current year’s acquisitions (2013 – nil). At the reporting date, provisions for claims outstanding from current and prior acquisitions were reassessed and determined to be $4,604,000, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 8).

As a result of the WEG, ProU, JBR, SHW, Wiley, and USKH acquisitions, the Company assumed commitments for operating and financing leases of approximately $23,516,000, with remaining lease terms of up to nine years. Future minimum sublease payments expected to be received under non-cancellable sublease agreements from acquisitions in 2014 are $773,000.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

For business combinations that occurred in 2014, the Company estimates that gross revenue earned in 2014, since the acquired entities’ acquisition dates, is $33,069,000. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable for the Company to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2014 had taken place at the beginning of 2014, gross revenue from continuing operations for the first two quarters of 2014 would have been $1,275,035,000 and the profit from continuing operations for the Company would have been $78,258,000.

In 2014, directly attributable acquisition-related costs of $393,000 have been expensed and are included in administrative and marketing expenses.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	For the quarter ended June 30 2014 $	For the two quarters ended June 30 2014 $

Cash consideration (net of cash acquired)	26,171	63,017
Payments on notes payable from previous acquisitions	12,347	13,587

Total net cash paid	38,518	76,604

Total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

December 31, 2013	52,632
Additions for acquisitions in the period	63,507
Other adjustments	1,183
Payments	(13,587)
Interest	471
Impact of foreign exchange	(1,450)

June 30, 2014	102,756

During the first two quarters of 2014, pursuant to price adjustment clauses included in the purchase agreements, the Company adjusted the notes payable for the Burt Hill Inc. acquisition, which impacted non-cash working capital.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

6.  Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	June 30 2014 $	June 30 2013 $

Cash	114,886	18,063
Unrestricted investments	2,375	2,921
Cash held in escrow	475	1,781

Cash and cash equivalents	117,736	22,765

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

As part of the Greenhorne & O’Mara, Inc. acquisition, US$1,693,000 was placed in an escrow account, and US$1,247,000 was settled in 2013. The remaining US$446,000 will be settled based on the outcome of price adjustment clauses included in the purchase agreement. A corresponding obligation was also recorded on acquisition and is included in other notes payable.

7.  Trade and Other Receivables

(In thousands of Canadian dollars)	June 30 2014 $	December 31 2013 $

Trade receivables, net of allowance	403,689	376,159
Holdbacks, current	3,219	3,423
Other	6,216	5,325

Trade and other receivables	413,124	384,907

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance, determined in part on the age of the outstanding receivables and the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	June 30 2014 $	December 31 2013 $

Balance, beginning of the period	19,316	16,551
Provision for (recovery of) doubtful accounts	(3,027)	6,336
Deductions	(1,210)	(3,978)
Impact of foreign exchange	6	407

Balance, end of the period	15,085	19,316

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

June 30, 2014	418,774	270,238	70,437	29,011	19,936	29,152

December 31, 2013	395,475	203,840	102,858	33,659	17,757	37,361

8.  Other Financial Assets

(In thousands of Canadian dollars)	June 30 2014 $	December 31 2013 $

Investments held for self-insured liabilities	102,358	92,503
Investments	4,191	1,723
Holdbacks on long-term contracts	6,001	6,188
Indemnifications	1,403	1,377
Future sublease revenue	3,649	2,405
Other	484	385

	118,086	104,581
Less current portion	28,252	21,418

Long-term portion	89,834	83,163

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive income.

The fair value of the bonds at June 30, 2014, was $68,636,000 (December 31, 2013 – $59,310,000), the fair value of the equities was $32,223,000 (December 31, 2013 – $30,115,000), and the fair value of the term deposits was $1,499,000 (December 31, 2013 – $3,078,000). The amortized cost of the bonds at June 30, 2014, was $68,318,000 (December 31, 2013 – $59,079,000), the cost of the equities was $23,527,000 (December 31, 2013 – $23,635,000), and the cost of the term deposits was $1,496,000 (December 31, 2013 – $3,078,000). The bonds bear interest at rates ranging from 0.50% to 5.28% per annum (December 31, 2013 – 0.50% to 5.28%). The term deposits mature at various dates prior to August 2014.

The terms to maturity of the bond portfolio, stated at fair value, are as follows:

(In thousands of Canadian dollars)	June 30 2014 $	December 31 2013 $

Within one year	22,246	15,966
After one year but not more than five years	46,390	43,344

Total	68,636	59,310

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 10). During 2014, the Company decreased provisions and indemnification assets relating to prior acquisitions by $135,000 (2013 – decreased by $365,000) because of new information obtained in the period.

Future sublease revenue

When the Company ceases to use an office space under an operating lease arrangement or sublets part of an office space at a loss compared to its original operating lease arrangement, it records a liability for the present value of future lease payments (note 10) and an asset for the present value of future rental income that is virtually certain.

9.  Long-Term Debt

(In thousands of Canadian dollars)	June 30 2014 $	December 31 2013 $

Non-interest-bearing note payable	270	257
Other notes payable	106,073	52,953
Bank loan	138,593	51,053
Senior secured notes	124,495	124,396
Finance lease obligations	6,063	9,414

	375,494	238,073
Less current portion	52,587	37,130

Long-term portion	322,907	200,943

Other notes payable

The weighted average rate of interest on the other notes payable is 3.33% (December 31, 2013 – 3.10%). The notes may be supported by promissory notes and are due at various times from 2014 to 2017. The aggregate maturity value of the notes is $108,192,000 (December 31, 2013 – $53,379,000). At June 30, 2014, $85,012,000 (US$79,674,000) (December 31, 2013 – $26,277,000 (US$24,706,000)) of the notes’ carrying amount was payable in US funds.

Bank loan

During the second quarter, the Company reached an agreement to extend the maturity date of its $350 million revolving credit facility to August 31, 2018. This facility allows the Company access to an additional $150 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA, from 20 to 125 for Canadian prime and US base rate loans, and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit. Prior to the extension, the basis points varied, depending on the Company’s level of consolidated debt to EBITDA, from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit.

At June 30, 2014, $138,593,000 (US$129,890,000) of the bank loan was payable in US funds. At December 31, 2013, $51,053,000 (US$48,000,000) of the bank loan was payable in US funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 15). The average interest rate applicable at June 30, 2014, was 1.35% (December 31, 2013 – 1.37%).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At June 30, 2014, the Company had issued and outstanding letters of credit, expiring at various dates before June 2015, totaling $2,212,000 (December 31, 2013 – $222,000), payable in Canadian funds, and $952,000 (US$892,000) (December 31, 2013 – $950,000 (US$893,000)), payable in US funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At June 30, 2014, $208,243,000 (December 31, 2013 – $297,775,000) was available in the revolving credit facility for future activities.

The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At June 30, 2014, the Company had issued bonds under this surety facility totaling $761,000 (December 31, 2013 – $945,000) in Canadian funds and $5,486,000 (US$5,142,000) (December 31, 2013 – $3,765,000 (US$3,540,000)) in US funds. These bonds expire at various dates before April 2020.

During the second quarter, the Company reached an agreement to extend the maturity of its bid bond facility to August 31, 2018, and increased the limit from $10 million to $15 million. This facility allows the Company access to an additional $5 million under the same terms and conditions upon approval from its lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in an international currency. At June 30, 2014, $6,643,000 (December 31, 2013 – $7,036,000) was issued under this bid bond facility, was payable in various international currencies, and will be expiring at various dates before January 2016.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes. The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 15). All Company assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

Finance lease obligations

The Company has finance leases for software, and automotive and office equipment. At June 30, 2014, the Company’s finance lease obligations included finance leases bearing interest at rates ranging from 0.78% to 12.98% (December 31, 2013 – 0.78% to 12.98%). These finance leases expire at various dates before August 2017.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

10.  Provisions

(In thousands of Canadian dollars)	June 30 2014 $	December 31 2013 $

Provision for self-insured liabilities	49,419	47,628
Provisions for claims	6,275	6,946
Onerous contracts	8,533	7,012

	64,227	61,586
Less current portion	11,535	12,047

Long-term portion	52,692	49,539

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than those recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management reviews the timing of the outflows of these provisions on a regular basis. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	June 30 2014 $	December 31 2013 $

Provision, beginning of the period	47,628	36,381
Current-period provision	4,124	16,807
Payment for claims settlement	(2,264)	(7,263)
Impact of foreign exchange	(69)	1,703

Provision, end of the period	49,419	47,628

The current and long-term portions of provision for self-insured liabilities are determined based on an actuarial estimate. At June 30, 2014, the long-term portion was $46,939,000 (December 31, 2013 – $44,553,000).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

Provisions for claims

(In thousands of Canadian dollars)	June 30 2014 $	December 31 2013 $

Provisions, beginning of the period	6,946	8,717
Current-period provisions	529	1,413
Claims from acquisitions	535	-
Claims paid or otherwise settled	(1,772)	(3,310)
Impact of foreign exchange	37	126

Provisions, end of the period	6,275	6,946

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 5 and 8).

Onerous contracts

(In thousands of Canadian dollars)	June 30 2014 $	December 31 2013 $

Liability, beginning of the period	7,012	6,724
Current-period provisions	2,171	5,465
Resulting from acquisitions	959	-
Costs paid or otherwise settled	(1,629)	(5,552)
Impact of foreign exchange	20	375

Liability, end of the period	8,533	7,012

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for onerous contracts will occur until December 2024.

11.  Other Liabilities

(In thousands of Canadian dollars)	Note	June 30 2014 $	December 31 2013 $

Deferred gain on sale leaseback		2,834	3,131
Lease inducement benefits		40,783	40,679
Lease disadvantages		4,482	3,407
Deferred share units payable	12	13,096	12,198
Other cash-settled share-based compensation	12	3,847	3,598
Liability for uncertain tax positions		4,776	4,779

		69,818	67,792
Less current portion		10,431	9,837

Long-term portion		59,387	57,955

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

12.  Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During the second quarter of 2014, the Company recognized a share-based compensation expense of $2,187,000 (June 30, 2013 – $1,433,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $1,218,000 (June 30, 2013 – $1,009,000) related to the fair value of options granted and $969,000 (June 30, 2013 – $424,000) related to cash-settled share-based compensation (deferred share units, restricted share units, and performance share units).

During the first two quarters of 2014, the Company recognized a share-based compensation expense of $4,049,000 (June 30, 2013 – $3,729,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $2,223,000 (June 30, 2013 – $1,761,000) related to the fair value of options granted and $1,826,000 (June 30, 2013 – $1,968,000) related to cash-settled share-based compensation (deferred share units, restricted share units, and performance share units).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Dividends

The holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The following table describes the dividends declared and recorded in the consolidated financial statements in 2014 and 2013.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

February 20, 2013	March 28, 2013	April 18, 2013	0.165	7,611,000
May 8, 2013	June 28, 2013	July 18, 2013	0.165	7,625,000
July 31, 2013	September 27, 2013	October 17, 2013	0.165	7,649,000
October 30, 2013	December 31, 2013	January 16, 2014	0.165	7,684,000
February 26, 2014	March 28, 2014	April 17, 2014	0.185	8,634,000
May 14, 2014	June 27, 2014	July 17, 2014	0.185	-

At June 30, 2014, trade and other payables included $8,647,000 related to the dividends declared on May 14, 2014.

Share-based payment transactions

Prior to 2014, the Company had separate share-based payment plans for options and restricted share units. In the first quarter of 2014, restricted share units were issued under this restricted share unit plan for service performed in 2013. In 2014, the Company implemented a new long-term incentive program, providing the flexibility to choose annually from various compensation vehicles. In 2014, under the long-term incentive program, the Company has granted share options and performance share units. The Company also has a deferred share unit plan for the board of directors.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

a) Share options

The Company has granted share options to officers and employees to purchase 1,520,175 shares at prices between $28.65 and $65.80 per share. These options expire on dates between August 17, 2014, and March 4, 2021.

		June 30 2014		December 31 2013

	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the period	1,305,415	33.60	1,475,823	28.79
Granted	401,963	65.80	455,000	41.75
Exercised	(176,034)	31.33	(592,238)	27.87
Forfeited	(11,169)	47.86	(33,170)	33.81

Share options, end of the period	1,520,175	42.28	1,305,415	33.60

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected share price volatility.

At June 30, 2014, 715,672 (June 30, 2013 – 873,180) share options were exercisable at a weighted average price of $31.42 (June 30, 2013 – $28.86). At June 30, 2014, and 2013, no share options were antidilutive.

b) Restricted share units

In the first quarter of 2014, restricted share units were issued for performance of senior vice presidents in 2013. The senior vice presidents received restricted share units equal to one common share. They were granted an allotment of these units annually; after two years, they receive a cash payment equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days prior to the units’ release date. The restricted share units vested on their grant date since the senior vice presidents were not required to complete a specified period of service. The units are recorded at fair value. Restricted share units are adjusted for dividends as they arise, based on the number of units outstanding on the record date. As a result, during the quarter, 123 restricted share units were issued (June 30, 2013 – 193). At June 30, 2014, 43,995 units were outstanding at the fair value of $2,941,000 (December 31, 2013 – 53,691 units at the fair value of $3,598,000).

c) Performance share units

Under the Company’s long-term incentive plan, certain members of the senior leadership teams, including the chief executive officer (CEO), were granted performance share units in the first quarter of 2014. Performance share units are adjusted for dividends as they arise based on the number of units held on the record date. These units vest upon completing a three-year service condition that starts on the date the units are granted. In addition, the number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For the units that vest, unit holders will receive a cash payment based on the closing price of the Company’s common shares on March 3, 2017. The fair value of these units is expensed over their three-year vesting period. Due to an adjustment for dividends, during the quarter, 218 performance share units were issued. At June 30, 2014, 77,980 units were outstanding at the fair value of $8,077,000. No performance share units were issued before 2014.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

d) Deferred share units

The Company also has a deferred share unit plan. Under this plan, directors of the board of the Company may receive deferred share units equal to one common share. Prior to 2014, the CEO could also receive deferred share units. These units vest on their grant date. They are paid in cash to the CEO and directors of the board of the Company upon their death or retirement, or in the case of the CEO, in cash on termination. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value. Deferred share units are adjusted for dividends as they arise, based on the number of units outstanding on the record date. During the quarter, 6,947 deferred share units were issued (June 30, 2013 – 9,088). At June 30, 2014, 195,883 units were outstanding at the fair value of $13,096,000 (December 31, 2013 – 182,003 units at the fair value of $12,198,000).

13. Fair Value Measurements

All financial instruments carried at fair value are categorized in one of the following three categories:

•	Level 1 – quoted market prices
•	Level 2 – valuation techniques (market observable)
•	Level 3 – valuation techniques (non-market observable)

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. There has been no change in the method of determining fair value in the period.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. For the two quarters ended June 30, 2014, no transfers were made between levels 1 and 2 fair value measurements.

The following table summarizes the Company’s fair value hierarchy, for those assets measured and adjusted to fair value on a recurring basis, as at June 30, 2014:

(In thousands of Canadian dollars)	Note	Carrying Amount of Asset $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Investments held for self-insured liabilities	8	102,358	-	102,358	-

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. The fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. The fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

The following table summarizes the Company’s fair value hierarchy, for those liabilities not measured at fair value but disclosed at fair value on a recurring basis, as at June 30, 2014:

(In thousands of Canadian dollars)	Note	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Other notes payable	9	107,676	-	107,676	-
Senior secured notes	9	130,847	-	130,847	-

		238,523	-	238,523	-

The fair values of other notes payable and senior secured notes are determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

14. Financial Instruments

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, future sublease revenue, and trade and other receivables. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $647,059,000 at June 30, 2014 (December 31, 2013 – $630,756,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. The risk associated with bonds, equities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At June 30, 2014, there were 59 days (December 31, 2013 – 62 days) of revenue in trade receivables.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350 million revolving credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at June 30, 2014, was $208,243,000 (December 31, 2013 – $297,775,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 15).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2013
Trade and other payables	259,113	259,113	-	-
Long-term debt	240,399	37,946	146,521	55,932
Other financial liabilities	3,968	1,927	164	1,877

Total contractual obligations	503,480	298,986	146,685	57,809

June 30, 2014
Trade and other payables	243,615	243,615	-	-
Long-term debt	378,811	53,297	185,634	139,880
Other financial liabilities	4,431	2,207	286	1,938

Total contractual obligations	626,857	299,119	185,920	141,818

In addition to the financial liabilities listed in the preceding table, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 9.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds, and term deposits.

If the interest rate on the Company’s revolving credit facility balance at June 30, 2014, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $126,000 for the quarter and by $251,000 year to date (June 30, 2013 – $70,000 for the quarter and $141,000 year to date). If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

The Company has the flexibility to partly mitigate its exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the interest payments for the senior secured notes.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

of foreign currency denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars.

If the exchange rates had been $0.01 higher or lower at June 30, 2014, with all other variables held constant, net income would have increased or decreased by approximately $2,000 (June 30, 2013 – $9,000).

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

15. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, as well as acquisition growth and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to EBITDA ratio below 2.5
•	Return on equity (ROE) at or above 14%

These objectives are established annually and monitored quarterly. The targets for 2014 remain unchanged from 2013.

Net debt to EBITDA ratio is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio was 0.92 at June 30, 2014 (December 31, 2013 – 0.36), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of those quarters. The Company’s ROE was 17.9% for the period ended June 30, 2014 (December 31, 2013 – 18.2%).

The Company is subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that are measured on a quarterly basis. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio. EBITDAR is calculated as EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under these agreements as at and throughout the six months ended June 30, 2014.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

16. Employee Costs

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2014 $	2013 $	2014 $	2013 $

Wages, salaries, and benefits	354,714	308,578	678,596	596,607
Pension costs	9,132	7,347	18,733	15,591
Share-based compensation	2,187	1,433	4,049	3,729

Total employee costs	366,033	317,358	701,378	615,927

Direct labor	240,229	214,946	459,851	411,471
Indirect labor	125,804	102,412	241,527	204,456

Total employee costs	366,033	317,358	701,378	615,927

Direct labor costs include salaries, wages, and related fringe benefits for labor hours that are directly associated with the completion of projects. Bonuses, share-based compensation, and salaries, wages, and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in indirect employee costs. Indirect employee costs are included in administrative and marketing expenses in the consolidated statements of income.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

17. Cash Flows from Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2014 $	2013 $	2014 $	2013 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	44,305	36,131	77,838	64,578
Add (deduct) items not affecting cash:
Depreciation of property and equipment	9,175	7,717	17,999	14,999
Amortization of intangible assets	5,788	6,268	11,152	12,072
Deferred income tax	(690)	(2,502)	1,704	(2,489)
Loss on dispositions of investments and other assets	329	633	1,021	930
Share-based compensation expense	2,187	1,433	4,049	3,729
Provision for self-insured liabilities and claims	608	4,652	4,653	8,017
Other non-cash items	(857)	997	(2,683)	(200)
Share of income from joint ventures and associates	(581)	(361)	(1,386)	(569)

	60,264	54,968	114,347	101,067

Trade and other receivables	(20,602)	11,223	5,359	(11,241)
Unbilled revenue	(15,722)	(25,427)	(65,496)	(45,202)
Prepaid expenses	6,407	(79)	3,734	(1,664)
Trade and other payables	(11,198)	(5,634)	(34,184)	(6,309)
Billings in excess of costs	3,091	(4,376)	3,322	4,661
Income taxes payable	(3,598)	8,552	(12,065)	(1,508)

	(41,622)	(15,741)	(99,330)	(61,263)

Cash flows from operating activities	18,642	39,227	15,017	39,804

18. Related-Party Disclosures

At June 30, 2014, the Company has subsidiaries and structured entities that are controlled by the Company and consolidated in the Company’s financial statements. These subsidiaries and structured entities are listed in the Company’s December 31, 2013, annual consolidated financial statements. In addition, the Company enters into related-party transactions through a number of individually immaterial joint ventures and associates. These transactions involve providing or receiving services, and during the quarter, these transactions were entered into in the normal course of business.

During the first two quarters of 2014, subsidiaries Stantec Consulting Ltd. and Stantec Holdings Ltd. were amalgamated to form Stantec Consulting Ltd. As well, the Company established a new 100%-owned subsidiary—Stantec Aircraft Holdings Ltd.—which is incorporated in Alberta.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

Compensation of key management personnel and directors of the Company

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2014 $	2013 $	2014 $	2013 $

Salaries and other short-term employment benefits	2,499	2,450	4,931	4,815
Directors’ fees	76	75	138	133
Share-based compensation	878	542	1,748	2,180

Total compensation	3,453	3,067	6,817	7,128

In 2013, the Company’s key management personnel included its CEO, chief operating officer (COO), chief financial officer (CFO), and senior vice presidents. Effective January 1, 2014, due to a realignment of the Company’s senior leadership teams, the Company’s key management personnel include its CEO, COO, CFO, and executive vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting period. Share-based compensation includes the fair value adjustment for the period.

19. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company has three operating segments—Canada, the United States, and International—which are aggregated into the consulting services reportable segment.

Geographic information: Non-current assets

(In thousands of Canadian dollars)	June 30 2014 $	December 31 2013 $

Canada	434,161	426,452
United States	494,533	378,721
International	1,901	2,044

	930,595	807,217

Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

Geographic information: Gross revenue

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2014 $	2013 $	2014 $	2013 $

Canada	347,169	326,265	667,928	610,161
United States	263,007	221,367	491,198	430,624
International	23,643	19,092	48,586	39,146

	633,819	566,724	1,207,712	1,079,931

Gross revenue is attributed to countries based on the location of the project.

Business operating unit information: Gross revenue

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2014 $	2013 $	2014 $	2013 $

Buildings	126,168	122,511	249,491	244,727
Energy & Resources	288,480	248,392	535,318	457,419
Infrastructure	219,171	195,821	422,903	377,785

	633,819	566,724	1,207,712	1,079,931

Effective January 1, 2014, the Company’s five practice area units—Buildings, Environment, Industrial, Transportation, and Urban Land—were realigned into three business operating units. Comparative figures have been reclassified to reflect this change.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

20. Events after the Reporting Period

On August 6, 2014, the Company declared a dividend of $0.185 per share, payable on October 16, 2014, to shareholders of record on September 26, 2014.

Subsequent to the quarter end, the Company entered into an agreement for a premise operating lease for our head office that is contingent on the construction of a new building; the lease may, depending on the lessor meeting certain conditions, commence on June 1, 2018.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

STANTEC INC.

Shareholder Information

Head Office 200, 10160 – 112 Street Edmonton AB T5K 2L6 Canada Ph: (780) 917-7000 Fx: (780) 917-7330 ir@stantec.com	Transfer Agent Computershare Calgary, Alberta Auditors Ernst & Young LLP Chartered Accountants Edmonton, Alberta	Principal Bank Canadian Imperial Bank of Commerce Securities Exchange Listing Stantec shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol STN.